UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          -----------------------------
                           NOTIFICATION OF LATE FILING
                             SEC FILE NUMBER 33-55254-30


                          [ ] Form 10-K and Form 10-KSB
                                  [ ] Form 11-K
                                  [ ] Form 20-F
                                  [X] Form 10-Q and Form 10-QSB
                                 [ ] Form N-SAR

                       For Period Ended: June 30, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                   For the Transition Period Ended: _________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

   PART I -- REGISTRANT INFORMATION

   Full Name of Registrant
                               ZANDRIA CORPORATION
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   Former Name if Applicable
                                 Longhorn, Inc.
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   Address of Principal Executive Office (Street and Number)

                                1450 FRONT STREET
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   City, State and Zip Code

                           SAN DIEGO, CALIFORNIA 92101
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   PART II -- RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


   PART III -- NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Form 10-QSB for the quarterly period ended June 30, 2000 for Zandria Corporation could not be filed within the prescribed period because the Company was unable to complete certain information critical to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

   PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

        Michael J. Howard             (619)                  615-3110
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         (Name)                 (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes | | No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          On March 14, 2000 Registrant acquired the assets and liabilities of Zandria Entertainment Networks, Inc. The acquisition includes an investment in Levelred.com, Inc. For the period ending June 30, 2000 (unaudited) the Statement of Operations will reflect Current Year Net Loss of approximately $(1,300,000) compared to no operations for the same period a year ago.

                               ZANDRIA CORPORATION
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                  (Name of Registrant as Specified in Charter)

   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          August 14, 2000                       /s/ Michael J. Howard
   Date -----------------------            By----------------------------------
                                                Chief Financial Officer